UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bill Barrett Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

06846N 10 4

(CUSIP Number)

May 14, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06846N 10 4

1.	Names of Reporting Persons I.R.S. Identification No. of Above Person Warburg Pincus Private Equity VIII, L.P. (IRS Identification No. 13-4161869)

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,075,088

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,075,088

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,088

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.28%

12.	Type of Reporting Person * PN

CUSIP No. 06846N 10 4

1.	Names of Reporting Persons I.R.S. Identification No. of Above Person Warburg Pincus & Co. (IRS Identification No. 13-6358475)

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,075,088

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,075,088

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,088

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.28%

12.	Type of Reporting Person * PN

CUSIP No. 06846N 10 4

1.	Names of Reporting Persons I.R.S. Identification No. of Above Person Warburg Pincus LLC (IRS Identification No. 13-3536050)

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,075,088

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,075,088

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,088

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.28%

12.	Type of Reporting Person * OO

CUSIP No. 06846N 10 4

1.	Names of Reporting Persons I.R.S. Identification No. of Above Person Warburg Pincus Partners, LLC (IRS Identification No. 13-4069737)

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,075,088

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,075,088

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,088

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.28%

12.	Type of Reporting Person * OO

* SEE INSTRUCTION BEFORE FILLING OUT

This Amendment No. 2 to Schedule 13G is filed by (a) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), (b) Warburg Pincus & Co., a New York general partnership (“WP”), (c) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), and (d) Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners” and, together with WP VIII, WP and WP LLC, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Bill Barrett Corporation, a Delaware corporation (the “Company”), to amend the Schedule 13G filed on December 17, 2004, as amended by Amendment No. 1 thereto filed on March 12, 2008 (as so amended, the “Original Schedule 13G”).  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original Schedule 13G.

Item 4 of the Original Schedule 13G is hereby amended and restated in its entirety to read as set forth below:

Item 4:	Ownership

The percentages used herein are calculated based upon 44,993,823 shares of Common Stock issued and outstanding as of May 1, 2008, as disclosed by the Company in its Quarterly Report filed on Form 10-Q for the period ended March 31, 2008.

As of the close of business on May 14, 2008:

	1.	Warburg Pincus Private Equity VIII, L.P
	(a)	Amount beneficially owned: -5,075,088-
	(b)	Percent of class: 11.28%
	(c)(i)	Sole voting power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: -5,075,088-
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: -5,075,088-

	2.	Warburg Pincus & Co.
	(a)	Amount beneficially owned: -5,075,088-
	(b)	Percent of class: 11.28%
	(c)(i)	Sole voting power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: -5,075,088-
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: -5,075,088-

	3.	Warburg Pincus LLC
	(a)	Amount beneficially owned: -5,075,088-
	(b)	Percent of class: 11.28%
	(c)(i)	Sole voting power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: -5,075,088-
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: -5,075,088-

	4.	Warburg Pincus Partners, LLC
	(a)	Amount beneficially owned: -5,075,088-
	(b)	Percent of class: 11.28%
	(c)(i)	Sole voting power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: -5,075,088-
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: -5,075,088-

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2008	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By: Warburg Pincus Partners, LLC, its General Partner

By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

Dated: May 16, 2008	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

Dated: May 16, 2008	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

Dated: May 16, 2008	WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner